THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE MERITS OR ACCURACY OF THE DISCLOSURES IN THIS FILING

United States Securities and Exchange Commission
Washington, DC

FORM ATS-N

Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)

File No:

Instinet, LLC is making this filing pursuant to the
Rule 304 under the Securities Exchange Act of 1934

- Does the NMS Stock ATS currently operate pursuant to a Form ATS?

  ☐ Yes   ☒ No

Type of Filing (select one)

☐	Initial Form ATS-N	Rule 304(a)(1)(i)
☐	Material Amendment	Rule 304(a)(2)(i)(A)
☒	Updating Amendment	Rule 304(a)(2)(i)(B)
☐	Correcting Amendment	Rule 304(a)(2)(i)(C)
☐	Order Display and Fair Access Amendment	Rule 304(a)(2)(i)(D)

- Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

  This Updating Amendment includes amendments to Part II Items 5 and 7 and Part III Items 5, 7, 9, 11, 13, 15, and 19 that change the term, "Instinet Experts" to "Instinet Algorithms," where references are made to Instinet's trading algorithms. For clarity, neither the means by which Instinet's trading algorithms access the ATS nor the manner in which they operate is being changed. The changes herein apply to the Broker Dealer Operator and all Subscribers.

- Provide the EDGAR accession number for the Form ATS-N filing to be amended:

  0000902664-23-001001

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5:   Other Products and Services

a. *Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?*

☒ *Yes*   ☐ *No*

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

BACKGROUND: For purposes of this Form ATS-N, Subscribers to the ATS will, where necessary, be termed Direct or Indirect Subscribers. Direct Subscribers are ILLC clients that have been approved to direct their orders to one or more of the ATS Crossing Sessions via FIX (i.e., Subscribers who have elected not to utilize the electronic trading products offered by ILLC to route their orders or trading interest to the ATS) as discussed in Part III, Item 5(a) of this form. Indirect Subscribers are ILLC clients that have been approved to use one or more of the Instinet order and execution management systems ("**Instinet OMSs**"), the Instinet Execution ~~Experts~~ suite of algorithms ("~~**Experts**~~**Instinet Algorithms**"), or the Instinet Smart Order Router ("**SOR**"), all of which may route Indirect Subscriber orders to the ATS based on routing determinations made by the relevant product.

Indirect Subscriber orders handled by the ~~Experts~~Instinet Algorithms, the SOR, or an ILLC trader may be routed to one or more of the ATS Crossing Sessions depending on marketability and the Indirect Subscriber's order handling instructions.

Direct and Indirect Subscribers are collectively referred to as "Subscribers." Clients may be both Direct and Indirect Subscribers, depending on the method in which the Subscriber utilized to access the ATS.

The use of the ~~Experts~~Instinet Algorithms and SOR services to enter orders into the ATS or a specific Crossing Session is discussed in Part III, Item 5(a). Additionally, ILLC offers its clients order routing and execution support services through the component groups of ILLC's trading desk listed in Part II, Item 1. The ~~Experts~~Instinet Algorithms, SOR, Instinet OMSs, and the Front End are referred to herein as the "Instinet Trading Products." ILLC

offers these products and services to all Subscribers.

Use of these products and services is governed by ILLC's client agreement (the "**Client Agreement**"), which contains no specific terms and conditions for routing orders into the ATS. Similarly, the terms and conditions of the Client Agreement do not differ dependent on whether the Subscriber is a Direct or Indirect Subscriber. Orders entering a Crossing Session by any of the products or services listed above will be prioritized, matched, and executed in accordance that Crossing Session's standard matching and execution logic.

ILLC offers Indirect Subscribers the ability to enter orders into the ATS by utilizing one or more of the following Instinet Trading Products:

ILLC PRODUCTS AND SERVICES: SMART ORDER ROUTER: The SOR is a customizable tool that explores liquidity in various market centers. Clients may elect to utilize the standard SOR configuration to access various market centers (ILLC determines the venues and the order in which client order flow is routed). Clients may also elect to customize the SOR in which case the client may choose the specific venue(s) to which their order flow is routed (to the extent permitted by regulatory requirements) as well as select the sequence in which their order flow is routed to each venue. The SOR will include all Crossing Sessions as potential venues, provided the client has not elected to limit its strategy to exclude all or a specific subset of Crossing Sessions. Subscribers may also customize the SOR to access only a specific Crossing Session. Users of the SOR must be on-boarded as ILLC clients with access to the SOR. Use of the SOR is governed by the Client Agreement, which contains no specific terms and conditions for routing orders to the ATS. Orders routed to a Crossing Session by the SOR will be prioritized, matched, and executed in accordance with that Crossing Session's standard prioritization, matching and execution logic.

EXPERTS: The Experts suite of algorithms includesINSTINET ALGORITHMS: The Instinet Algorithms include a number of strategies designed to achieve a client's selected trading strategy. Orders routed via the Experts algorithmsInstinet Algorithms may include all or a specific subset of the Crossing Sessions as possible destinations. Clients may customize the operation of the Experts algorithmsInstinet Algorithms, including limiting the venues accessed (to the extent permitted by regulatory requirements). Trading interest sent to a Crossing Session by an Experts algorithmInstinet Algorithm is subject to that Crossing Session's standard prioritization, matching and execution logic. Unless a client has elected otherwise, trading interest entered into to a Crossing Session by an Experts algorithmInstinet Algorithm is treated as representing ILLC's trading interest (i.e., broker-dealer agency trading interest) and not the trading interest of the underlying Subscriber. Users of the ExpertsInstinet Algorithms must be on-boarded as ILLC clients with access to the ExpertsInstinet Algorithms. Use of the ExpertsInstinet

Algorithms is governed by the Client Agreement, which contains no specific terms and conditions for routing orders to the ATS.

OMS/EMS: ILLC offers the following proprietary order/execution management systems: (1) Newport; (2) Trading Portal; and (3) Tradespeed (collectively, the "Instinet OMSs"). The Instinet OMSs allow users to access the ATS in the following ways: (i) by directing trading interest to a specific Crossing Session (other than the Conditional Session) via FIX, (ii) by utilizing an Experts algorithmInstinet Algorithm (to the extent offered by the Instinet OMS and permissioned to access one or more Crossing Sessions,) and (iii) by otherwise submitting a non-directed order to ILLC for further handling by trading desk personnel or by entering the order in the SOR. Each Instinet OMS allows users to limit accessible trading venues. In the event an order, or a portion of an order, reaches a Crossing Session via an Instinet OMS, the order is subject to the standard prioritization, matching and execution procedures described herein. Users of an Instinet OMS must be on-boarded as ILLC clients with access to an Instinet OMS. Use of the Instinet OMSs is governed by the Client Agreement, which contains no specific terms and conditions for the management of orders ultimately routed to the ATS, and do not differ based on which OMS is utilized.

FRONT END: ILLC owns and operates a front end system (the "**Front End**"). The Front End is a separate, stand-alone system specific to the BlockCross ATS that includes certain algorithmic and order routing functionality. The Front End allows users to seek contra-side interest for their trading interest outside of the BlockCross ATS while simultaneously allowing for matching and execution within the BlockCross ATS. Only orders entered into the Front End for possible matching and execution within the BlockCross ATS are eligible to access the Front End's algorithmic and order routing functionality. Orders routed from the Front End may include one or more of the Crossing Sessions as a routing destination.

The means by which an order reaches a Crossing Session (e.g. Experts, Instinet Algorithms, SOR, OMS, FIX) does not affect an order's priority, matching, or execution.

b. *If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.

c. *Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of*

effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

☐ *Yes*   ☒ *No*

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here

d. *If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 7:   Protection of Confidential Trading Information

a. *Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:*

i. *written standards controlling employees of the ATS that trade for employees' accounts; and*

ii. *written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.*

BACKGROUND AND SCOPE: ILLC's primary system comprises an integrated core messaging system with numerous applications providing, reading, and consuming data messages from the core messaging system (the "**ILLC Core**"). The Conditional, VWAP and MOC Crosses (e.g., matching engine and associated applications) and ILLC's systems used to support its agency broker-dealer business run on the ILLC Core. The CBX Main Session operates on standalone hardware comprising dedicated servers and software applications (collectively the "**CBX Main System**") separate from the ILLC Core described above. ILLC maintains policies and procedures designed to safeguard the confidential trading information of Subscribers as well as virtual barriers to prevent unauthorized access to such information.

The ILLC Core is the conduit through which firm-wide order information is processed (e.g., agency broker-dealer order and execution information and certain ATS order information). Indirect Subscriber orders routed to a Crossing Session via an Instinet Trading Product pass through the ILLC Core. Direct Subscriber orders routed to the Main Session via dedicated FIX

connections do not pass through the ILLC Core in route to the ATS. All orders routed to the VWAP and MOC Crosses ATS pass through the ILLC Core.

Each application on the ILLC Core subscribes to different message types and is permissioned to subscribe only to the message types necessary for its designated function. For example, the Instinet Trading Products (~~Experts~~Instinet Algorithms, SOR, and OMS/EMS) are subscribed to utilize messages regarding the orders routed by the relevant product, including where orders were routed and/or executed, which may include a Crossing Session or any other market center. The Instinet Trading Products may not access data messages related to other ILLC functions, including data messages related to the VWAP and MOC Crosses generally, Direct Subscriber orders, ATS order priority, or counterparty information.

EMPLOYEES WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: Instinet does not have any employees solely responsible for the ATS. The employees described in response to Part II, Item 6(a) have access to Subscriber confidential trading information. These employees are prohibited from sharing any Subscriber confidential trading information with persons not expressly permissioned to receive such information under Instinet policy, as described in Part II, Item 7(a) of this form.

Physical access to Instinet's servers and databases is limited to employees responsible for operating the system and is generally further limited to employees performing necessary IT functions. Instinet servers and databases are housed in locked rooms requiring keycard access. Entry and exit is monitored via video surveillance. ILLC reviews and permissions employees for physical access to Instinet's servers and databases in accordance with the policies and procedures outlined in Part II, Item 7(a) (ii) below.

SYSTEMS WITH ACCESS TO DIRECT SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: ILLC Data messages are periodically written to a database for storage and retention (the "**Core Database**"). This information includes Direct and Indirect Subscriber order and execution information from both the CBX Main System and the ILLC Core systems, as well as other ILLC data. Instinet maintains certain support tools, which allow a user to query the Core Database for the purposes of monitoring, reporting, and testing the Instinet systems and applications, including the ATS (the "Support Tools").

Access to the Support Tools is limited to personnel supporting the operations of the CBX Main System and the ILLC Core and related databases and compliance supervisory personnel. Employees responsible for operating the CBX Main System include Operations and Technology Personnel and ETP Personnel whose responsibilities include the operation of the ATS. Members of the Liquidity Venues Team are permissioned to access Subscriber order

and execution information. ATS data, including Direct and Indirect Subscriber order and execution information, is a subset of the data retained on the Core Database. ILLC personnel whose responsibilities include the operations of the ATS and related systems or its compliance with applicable rules, may be permissioned to access Subscriber order and execution information via the Support Tools. Other ILLC personnel may be permissioned for access to the Support Tools, but will be prevented from accessing subscriber confidential trading information. ILLC reviews and permissions employees for access to the Support Tools in accordance with the policies and procedures outlined in Part II, Item 7(a)(ii) below.

As stated in response to Part II, Item 6, AWS provides cloud storage and retention of certain ILLC data. This information includes Direct and Indirect Subscriber order and execution information from both the CBX Main System and the ILLC Core systems, as well as other ILLC data. Initially, such information will be periodically transmitted to AWS for storage and retention in tandem with ILLC's internal Core Database. The purpose of this tandem transmission is to explore the feasibility of a third-party solution and replace the Core Database hardware and inhouse support tools described herein.

During this initial period, access to the Core Database will remain as described in this Part II, Item 7. Access to ILLC's data through AWS will be limited to Technology and Operations Personnel for the purpose of testing and implementing ILLC's transition to a third party solution for data storage and retention.

SYSTEMS WITH ACCESS TO INDIRECT SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: The Newport OMS and Instinet ~~Execution Experts~~ Algorithms can transmit Subscribers' confidential trading information to the extent orders are managed by the Newport OMS or routed through an ~~Experts~~Instinet Algorithms strategy. Data related to Indirect Subscriber orders managed by the Newport OMS or routed through an ~~Experts~~Instinet Algorithms strategy is accessible through certain GUIs that can disseminate information regarding the destination market center for a given order (e.g., a Specific Crossing Session) and whether a previously routed order was executed or cancelled.

Through the Newport OMS, Technology and ETP Personnel who support the ~~Experts~~Instinet Algorithms strategies or the OMS utilized may access real-time and post-trade Indirect Subscriber order and execution information routed or managed through the relevant strategy or OMS (Direct Subscriber order and execution information will not pass through an Instinet OMS or the ~~Experts~~Instinet Algorithms). Sales and Trading Personnel may also be permissioned, based on client coverage, to access real-time and post-trade order and execution via the Newport OMS. Note, certain members of the Electronic Sales Trading component group of the ILLC trading desk are considered client coverage for all clients utilizing the ~~Experts~~

~~algorithms~~Instinet Algorithms.

Note, the information available to such support or trading personnel is provided by systems supporting the relevant strategy or OMS and does not include information regarding an order's priority or status in the ATS or another market center. Information regarding ATS orders and executions that do not relate to the relevant strategy or were not managed by the OMS is not transmitted by these systems.

SUBSCRIBER CONFIDENTIAL TRADING INFORMATION SAFEGUARDS: ILLC requires permissioned logins to access Instinet Systems. Additionally, Instinet's global cyber security efforts, including measures to detect and prevent unauthorized access to Instinet systems, apply to ILLC and its affiliates, including the operation of the ATS. Relevant Principals and Supervisors must approve employee access to Instinet systems, including the ATS and the applications with the ability to access Subscriber confidential trading information outlined above.

SEPARATION: ILLC has implemented physical and virtual information barriers to separate ATS data from other ILLC data and, in turn, separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information.

ACCESS TO DIRECT SUBSCRIBER INFORMATION: Employees seeking to access the systems that may transmit or disseminate Direct Subscriber Information (see above section titled Systems with Access to Direct Subscriber Confidential Trading Information) must receive approval from the ATS Supervisor. In reviewing such requests, the ATS Supervisor considers factors including the employee's current role and whether the employee performs a function related to the operations of the ATS and related systems or its compliance with applicable rules that requires access to Direct Subscriber information. An employee's request for access may be denied if, based on the ATS Supervisor's review: (1) the employee's stated job function does not relate to the operations of the ATS and related systems or its compliance with applicable rules, (2) the employee has requested a type of permissioning (see below) that is too broad for the employee's stated job function, or (3) the employee can perform their stated duties without such access.

If an employee changes roles, the ATS Supervisor will adjust the employee's access to appropriately reflect the employee's new role. Based on this review, the ATS Supervisor or delegate may revoke, suspend, or modify access.

Decisions to approve access are subject to a periodic review pursuant to ILLC's Regulation ATS written supervisory procedures ("**WSPs**") described below. On a monthly basis, the ATS Operations Principal or delegate conducts a review to confirm the appropriateness of user access to Subscriber

confidential trading information, including verification that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access modified accordingly. Based on this review, the ATS Supervisor or delegate may revoke, suspend, or modify access.

ACCESS TO INDIRECT SUBSCRIBER INFORMATION: Employees seeking to access the systems that may transmit or disseminate Indirect Subscriber information (see above section entitled Systems with Access to Indirect Subscriber Confidential Trading Information) may be permissioned to do so on an as needed basis.

PERSONAL TRADING RESTRICTIONS: Instinet Incorporated maintains an Employee Investment Policy (the "**EIP**") which covers employees of all U.S. subsidiaries, and includes employees supporting the ATS. The EIP is designed to encourage long-term investments and prohibits employees from engaging in day-trading activities. Instinet prohibits all employees, including those with access to Subscriber Confidential Trading Information, from trading based on non-public, or other confidential information.

The EIP requires employees to maintain EIP covered accounts at specified brokers that have agreed to provide Instinet daily trading information for employee personal accounts. EIP covered securities are subject to a 15-day holding period.

Prior to entering any trades in a personal account covered by the EIP, employees must enter a trade approval request via the Personal Trading Control Center ("**PTCC**") tool and receive an approval from both their supervisor and PTCC group. The PTCC tool requires the employee to certify that the employee: (1) is not in possession of any material non-public information concerning the security or commodity the employee proposes to buy or sell; (2) does not know of a pending customer trade nor of a pending research report in the security or commodity; (3) is not engaging in personal trading activity that violates Instinet's policies and procedures, including the Code of Ethics, or any duties owed to Instinet or its clients; (4) has reviewed Instinet's restricted list and the proposed transaction is not on the restricted list; (5) has confirmed that the proposed transaction meets the holding period requirement; (6) agrees that the proposed transaction must be effected on the same day on which approval is given; and (7) has confirmed that the proposed transaction(s) does not involve the purchase of an initial public offering (IPO) or any other type of new equity issue.

In approving or denying such a request, supervisors may review the employee's trades for any unusual activity, possible front-running customer trades or research, or conflicts with any of Instinet's businesses.

In addition, supervisors consider whether transactions are appropriate, given

the employee's economic status and investment experience and whether the transactions are of such a frequency that they may distract the employee from his or her responsibilities at Instinet.

Separately, the Compliance Department reviews personal trades daily and consults with managers if irregularities are identified.

Generally, if an approval for an employee trade is given, it remains in force for the trading day in which it was received. Once an employee receives written confirmation approving a covered transaction, the employee may enter a trade in that symbol.

Employee supervisors review each employee's trading activity on a post trade basis and check for irregularities and potential red flags. In the event any irregularities or red flags are discovered, supervisors are to escalate the matter to Instinet management and the ILLC Chief Compliance Officer. Instinet, in its discretion, may take any action against an employee found to have violated the EIP, up to and including termination.

CONFIDENTIAL INFORMATION AND INSIDER TRADING: Instinet Incorporated maintains a policy regarding confidential information and insider trading which covers employees of all U.S. subsidiaries, including employees supporting the ATS.

Employees must not disclose any confidential information to anyone who is not authorized by Instinet to receive it pursuant to these policies and may not use such information, other than in the course of their employment and in connection with the performance of the duties for which access to such information has been granted. Accordingly, employees may not use confidential information to: (1) trade securities for their own accounts, accounts in which they have a direct or indirect beneficial interest, or accounts over which they can exercise control; or (2) advise relatives, friends, or other persons about possible securities transactions. Nor may employees authorize anyone else to disclose or use confidential information in a manner that would violate these prohibitions.

WRITTEN PROCEDURES: ILLC's Regulation ATS WSPs provide specific guidelines for the initial review and approval process, as well as the ongoing evaluation of, employee access to ATS data.

Prior to granting any employee access to Instinet's systems, including the ATS and the applications with the ability to access Subscriber confidential trading information must review and document each employee's level and type of access requested, the role and responsibilities of the employee, and the purpose for which access was requested.

On a monthly basis, employee access is reviewed to determine whether their level of access to Instinet's systems, including the ATS and the applications

with the ability to access Subscriber confidential trading information remains appropriate. The ATS Supervisor must document each review and the changes made, if any, to employee access.

Periodically, the Internal Audit group reviews the ATS operations generally. Such reviews typically include testing the ATS WSPs, assessing the ATS Supervisor's review of employee access, and confirming that each review has been properly documented.

b. *Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ *Yes*　　☐ *No*

If yes, explain how and under what conditions.

ILLC considers all Subscribers to the ATS to have consented to the disclosure of their confidential trading information as described in Part II, Items 6(a) and 7(a) above and in the following ways.

MARKETING: ILLC may include, in marketing materials or client presentations, aggregated and anonymous analysis related to order and execution statistics derived from orders and executions in the ATS. Subscribers do not have the ability to opt out of the use of their related order and execution information for ILLC marketing purposes.

CLIENT COVERAGE: ILLC may permission the systems and personnel described in Part II, Items 6(a) and 7(a) to access Subscriber (both Direct and Indirect Subscribers) confidential trading information. Subscribers may request to limit such disclosure, with respect to Sales and Trading Personnel, in accordance with the procedure described in response to Part II, Item 6(c) below. ILLC reserves the right, in its sole discretion, to honor such requests and will review each request on a case-by-case basis. Typically, ILLC will honor such requests by adjusting a client's coverage model to reflect the client's requested opt out.

THIRD PARTIES: ILLC does not disseminate Subscriber Confidential Trading Information to third parties, other than those listed in Part II, Item 6(b), except where required by applicable law. Subscribers may request that ILLC share their confidential trading information with third parties at their discretion.

c. *If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible*

for its compliance with applicable rules)?

☒ *Yes*   ☐ *No*

If yes, explain how and under what conditions.

Subscribers may request to withdraw their consent to the information described above by contacting their sales representative in writing via email or instant message. Subscribers making such requests will receive written notification regarding their request to opt-out as soon as practicable. ILLC conducts periodic reviews of opt out requests to ensure that such requests have been implemented.

d. *Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.*

The persons described in response to Part II, Item 6(a) and (b) have access to Subscriber confidential trading information. The type of information that such persons can access along with the reasons for such access is described in response to Part II, Item 6(a) and (b).

Part III: Manner of Operations

Item 5: Means of Entry

a. *Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?*

☒ *Yes*   ☐ *No*

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

ILLC utilizes the FIX 4.0 and FIX 4.2 protocol for global electronic trading and is FIX compliant with the standard messaging format of the FIX 4.0 and FIX 4.2 protocol version.

A Subscriber may connect to the Main Session via cross connection when the Subscriber's system is located, or the Subscriber maintains a point of presence, in the same data center used for the Main Session matching engine.

As noted below, ILLC does not offer cross connections to Subscribers. In the event a Subscriber establishes a cross connection with the ATS, the Subscriber provides, installs and maintains the hardware used for connection. The ATS does not charge a fee for cross connects. Orders entered into the ATS via a FIX connection do not pass through the ~~Experts~~Instinet Algorithms

or SOR to access the ATS.

b. *If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

c. *Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?*

☒ *Yes*   ☐ *No*

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

MEANS OF ENTRY GENERALLY: ILLC clients may send directed orders to the VWAP and MOC Crosses or the Main Session via a FIX connection. Subscribers may access each Crossing Session indirectly via the Instinet SOR or a specific ~~Experts~~Instinet Algorithms strategy. Subscribers may use an Instinet OMS/EMS to send a directed order to the VWAP and MOC Crosses or the Main Session via FIX, or to access the SOR or ~~Experts~~Instinet Algorithms. The Conditional Crossing Session may only be accessed indirectly via the Instinet SOR or a specific ~~Experts~~Instinet Algorithms strategy. The Instinet router or strategy chosen will determine where individual orders are routed, including to external market centers and ATSs, which may include any Instinet ATS.

Once an order reaches a Crossing Session, the means by which the order reached the Crossing Session (e.g. ~~Experts~~Instinet Algorithms, SOR, OMS, FIX) does not affect the order's priority, matching, or execution. In addition, clients of ILLC may submit orders to ILLC for further handling or routing (See Part II, Item 5), whether via ILLC's trade desk personnel, Instinet Trading Products or otherwise, and ILLC may route such orders to a Crossing Session. Subscribers and the Trading Desks use the same methods to access the Crossing Sessions.

Latency is the total amount of time it takes for a message to reach CBX, be processed by CBX, and be responded to by CBX. Latency may differ on an order by order basis due to various conditions. The experienced latency for any individual order may materially differ from the median times typically observed based on these variable conditions. For example, the volume of

messages transmitted across a given connection at a specific point in time or the location from which an order is transmitted (e.g., the physical distance from a Subscriber's server or point of presence to CBX) may impact the latency experienced on an individual order. Additionally, clients may request bespoke configurations to the Instinet Trading Products (e.g., a client requesting a configuration of the SOR where the only venue to which its orders would be routed is CBX may experience greater latency than a Subscriber choosing to route the same order to CBX via a direct FIX connection) which may impact the latency experienced for that client's orders.

MEANS OF ENTRY - MAIN SESSION: ILLC clients may choose to send directed orders to the Main Session via a FIX connection dedicated to the Main Session, or via a FIX connection that can handle orders to all CBX Crossing Sessions and other Instinet Trading Products. Orders sent via a FIX connection dedicated to the Main Session do not pass through the ILLC Core en route to the Main Session; however, ILLC will reject any orders not directed to the Main Session transmitted via a FIX connection dedicated to the Main Session, including orders directed to the CBX VWAP Cross, the CBX MOC Crosses, or other Instinet Trading Products. Orders directed to the Main Session via a FIX connection that can handle orders to all CBX Crossing Sessions and other Instinet Trading Products do pass through the ILLC Core in route to the Main Session.

In the event the Instinet SOR or ~~Experts~~Instinet Algorithms strategy determines to transmit an order to the Main Session, an electronic message will be sent from the ILLC Core to the CBX Core using the FIX protocol (as described in Part III Item 5(a) above), in the same manner that Subscribers utilizing a FIX connection may transmit orders.

MEANS OF ENTRY - VWAP AND MOC CROSSES: ILLC clients may choose to send directed orders to the VWAP or MOC Crosses via a FIX connection. Such orders are directed to the chosen Crossing Session via the ILLC Core and may not be transmitted via a FIX connection dedicated to the Main Session.

In the event the Instinet SOR or ~~Experts~~Instinet Algorithms strategy chooses to transmit an order to the VWAP or MOC Crosses, an electronic message will be transmitted within the ILLC Core directing the order to the chosen Crossing Session.

MEANS OF ENTRY - CONDITIONAL SESSION: ILLC Clients may access the Conditional Session indirectly via the Instinet SOR or a specific ~~Experts~~Instinet Algorithms strategy. The Instinet router or strategy chosen will determine where individual orders are routed, including to external market centers and ATSs, which may include any Instinet ATS. The Conditional Session receives order messages from the Instinet SOR or

~~Experts~~Instinet Algorithms via a proprietary messaging format, and does not support direct FIX connections from subscribers.

    d. *If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

    ☒ *Yes*   ☐ *No*

    If no, identify and explain any differences.

Item 7: Order Types and Attributes

    a. *Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:*

       i. *priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;*

       ii. *conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);*

       iii. *order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;*

       iv. *order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;*

       v. *whether an order type is eligible for routing to other Trading Centers;*

       vi. *the time-in-force instructions that can be used or not used with each order type;*

       vii. *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*

viii.   the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

MAIN SESSION ORDER TYPES AND ATTRIBUTES: The Main Session accepts market, limit and pegged order types. "Market" is an order to buy or sell at immediately at the best available price. "Limit" is an order to buy or sell at a specified price or better. "Pegged" is an order to buy or sell at a price relative to a benchmark reference price. The Main Session accepts both "buy" and "sell" orders. All Subscribers may submit orders to sell "long" or "short," but only broker-dealer Subscribers may submit orders marked "short sale exempt."

Pegged orders are limit orders pegged to the national best bid ("**NBB**"), national best offer ("**NBO**") or midpoint of the national best bid and offer ("**NBBO**"). Pegged orders may include an ultimate limit price. Orders pegged to the NBB or NBO may include a peg-offset (e.g., Buy 100 shares XYZ pegged at the NBB plus/minus $.02). For orders priced at $1.00 per share or higher, peg-offsets may only be expressed in whole penny amounts. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

Orders may be designated immediate-or-cancel ("**IOC**"), "Day", Fill-or-Kill ("**FOK**") or "Good Till." While "Good Till" orders types with an expiry longer than a day will be accepted, they will be cancelled back at the end of the day if not executed.

Subscribers may indicate a minimum acceptable quantity ("**MinQty**") associated with an order. The MinQty condition specifies the smallest contra-side order with which the Subscriber is willing to interact. A MinQty value must be satisfied on a single order from a single counterparty basis; Main Session will not aggregate multiple orders to satisfy the MinQty requirement.

The Main Session allocates, matches, and executes orders using price/time priority. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity the ATS will treat the order originally received first as having priority; no two orders can enter the Main Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders.

Orders deemed to be removing liquidity from the Main Session will receive all available price improvement. For two given orders, the order viewed by the Main Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. Main

Session does not permit the execution of orders outside the NBBO. Main Session does not permit the execution of orders when the NBBO is locked or crossed. The Main Session does not currently allow order types designed not to remove liquidity (e.g., post-only orders). Orders are not routed out of the Main Session. Up until an order is matched, Subscribers may modify, cancel, replace or remove their orders from the Main Session at their discretion. In the event a Subscriber modifies, cancels or replaces an order in the ATS, the time of order receipt will be updated and the order will be prioritized based on the updated time of receipt. Any malformed order will be rejected. All order types discussed above are available across all forms of connectivity to the ATS.

CONDITIONAL SESSION ORDER TYPES AND ATTRIBUTES: The Conditional Session accepts market, limit and pegged order types. ILLC may submit orders on behalf of Indirect Subscribers to sell "long", "short" or "short sale exempt." ILLC may also submit Conditional Orders to the Conditional Session on behalf of Indirect Subscribers. Conditional Orders represent trading interest and are neither firm nor executable. Please see Part III, Item 9 and Part III Item 11 for additional information concerning Conditional Orders.

Pegged orders are limit orders pegged to the national best bid ("**NBB**"), national best offer ("**NBO**") or midpoint of the national best bid and offer ("**NBBO**"). Pegged orders may include an ultimate limit price. Orders pegged to the NBB or NBO may include a peg-offset (e.g., Buy 100 shares XYZ pegged at the NBB plus/minus $.02). For orders priced at $1.00 per share or higher, peg-offsets may only be expressed in whole penny amounts. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

Orders may be designated immediate-or-cancel ("**IOC**"), "Day", Fill-or-Kill ("**FOK**") or "Good Till." While "Good Till" orders types with an expiry longer than a day will be accepted, they will be cancelled back at the end of the day if not executed.

Subscribers may indicate a minimum acceptable quantity ("**MinQty**") associated with an order. The MinQty condition specifies the smallest contra-side order with which the Subscriber is willing to interact. A MinQty value must be satisfied on a single order from a single counterparty basis; Main Session will not aggregate multiple orders to satisfy the MinQty requirement.

The Conditional Session allocates, matches, and executes orders using price/time priority. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity the ATS will treat the order originally received first as having priority; no two orders can enter the Conditional Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated

the same as market pegged orders.

Orders deemed to be removing liquidity from the Conditional Session will receive all available price improvement. For two given orders, the order viewed by the Conditional Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. Conditional Session does not permit the execution of orders outside the NBBO. Conditional Session does not permit the execution of orders when the NBBO is locked or crossed. The Conditional Session does not currently allow order types designed not to remove liquidity (e.g., post-only orders). Orders are not routed out of the Conditional Session. Up until an order is matched, Subscribers may modify, cancel, replace or remove their orders from the Conditional Session at their discretion. In the event a Subscriber modifies, cancels or replaces an order in the ATS, the time of order receipt will be updated and the order will be prioritized based on the updated time of receipt. The Conditional Session order types discussed above are only available via the Instinet SOR or a by utilizing an Instinet ~~Expert~~Algorithm strategy. The Instinet router or strategy chosen will determine where individual orders are routed, including to external market centers and ATSs, which may include any Instinet ATS. The Conditional Session does not support orders transmitted via direct FIX connections from subscribers.

ROUTABILITY (ALL CROSSING SESSIONS): Orders are not routed out of the Main Session, the Conditional Session, the VWAP Cross, or MOC Crosses. Orders are not routed between Crossing Sessions within the ATS.

VWAP AND MOC CROSSES (GENERALLY): The VWAP and MOC Crosses are point-in-time crosses that accept both "buy" and "sell" orders. All Subscribers may submit orders to the VWAP and MOC Crosses to sell "long" or "short," but only broker-dealer Subscribers may submit orders marked "short sale exempt." The VWAP Cross only accepts VWAP orders (i.e., Subscribers send orders to the VWAP Cross without a set limit price which, upon receiving a match for a given order, will receive an indicative fill priced at the midpoint of the symbol's NBBO). The MOC Crosses only accept market-on-close orders. The VWAP and MOC Crosses only accept orders with a time-in-force instruction of "day." Until the cross occurs, Subscribers may modify, cancel, replace or remove their orders from the VWAP or MOC Crosses at their discretion. Once the match has occurred, unmatched orders will be cancelled back to Subscribers.

Subscribers may indicate a minimum acceptable quantity ("**MinQty**") associated with an order entered into the VWAP and MOC Crosses. A MinQty condition must be entered in one or more round lots (a multiple of 100 shares). A MinQty value is not required to be satisfied on a single order from a single counterparty basis. Multiple orders will be aggregated to satisfy a MinQty requirement.

VWAP CROSS ORDER TYPES AND ATTRIBUTES: Orders entered into the VWAP Cross are matched on a pro rata basis. Subscribers may elect to receive preliminary reports after the VWAP Cross indicating the number of shares that matched in the cross. Unmatched orders will be cancelled back if not matched in the VWAP Cross. After the close of the primary trading session in the relevant U.S. market, the volume-weighted average price is calculated and Subscribers receive a report indicating the price at which their orders have been executed. ILLC calculates the execution price of VWAP transactions on the basis of the trading that takes place in the security during regular trading hours on the same day that the match occurs, including opening auctions and closing auctions. (See discussion in this Part III, Item 7 under the heading VWAP Calculation for additional detail).

Subscribers may indicate either a "Buy Cash Constraint" or a "Sell Cash Constraint" (together, the "Cash Constraints") associated with an order or group of orders entered into the VWAP Cross. A "Buy Cash Constraint" indicates the maximum net notional value that the Subscriber is willing to purchase across an order or group of orders. A "Sell Cash Constraint," indicates the maximum net notional value that the Subscriber is willing to sell across an order or group of orders. Where a Cash Constraint would be exceeded the ATS will execute the Subscriber's orders on the relevant side of the market on a pro rata basis based on each order's absolute notional value. The Cash Constraint applied at the time of the match is based on the previous night's closing price.

VWAP CALCULATION: ILLC calculates the execution prices of VWAP Cross transactions by using price, quantity, and sale condition data from trades disseminated by the SIP (i.e., the Consolidated Tape System ("**CTS**") for Tape A and B securities and the Unlisted Trading Privileges ("**UTP**") Plan for Tape C securities). Sale condition data is used to determine whether a transaction is eligible or ineligible for inclusion in Instinet's VWAP price calculations. Price and quantity information are used to calculate the ultimate VWAP Cross execution prices.

SIP trades with the following sale conditions are excluded from the calculation: Average Price Trade; Cash Trade (same day settlement); Market Center Official Close; Next Day Trade (next day settlement); Market Center Official Open; Seller's Option (irregular settlement); Extended Hours Trade; Extended Hours Sold (out of sequence); Contingent Trade; Derivatively Priced; Qualified Contingent Trade; and Corrected Consolidated Close Price as per Listing Market (collectively "Sale Conditions").

Odd lot trades are eligible for inclusion in ILLC's VWAP price calculations absent one of the above listed Sale Conditions.

For each security receiving an indicative fill in the VWAP Cross, ILLC calculates the VWAP execution price in the following manner: the notional values (price*quantity) of each eligible transaction for a security are added to

determine the security's total notional value executed during the trading day ("**TNV**"). The share quantities of each eligible transaction are added to determine the security's total shares traded ("**TST**"). The execution price for each security receiving an indicative fill in the VWAP Cross is equal to the security's TNV divided by the security's TST. Trading halts or pauses do not impact the calculation of the VWAP execution prices.

MOC CROSSES ORDER TYPES AND ATTRIBUTES: The MOC Crosses matches buy and sell orders marked "market on-close." The MOC Crosses consists of three (3) different crossing sessions: a NASDAQ Cross, an ARCA Cross, and a NYSE Cross. The MOC Cross system will first attempt to match orders entered by the same Subscriber into a MOC Cross (i.e. Subscriber priority), with any open order being matched on a pro rata size basis against any other Subscriber with an open order in the MOC Cross. Unmatched interest following the MOC Crosses is cancelled back to the Subscriber or SOR, as applicable.

Subscribers may elect to receive preliminary execution reports indicating the number of shares that have matched on a security-by-security basis or for all orders submitted to the MOC Crosses. The execution price of all orders matched in a MOC Crosses is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange, if any.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only broker-dealer Subscribers may submit orders as short-sell exempt.

Item 9: Conditional Orders and Indications of Interest

a. *Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?*

☒ *Yes*   ☐ *No*

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters,

interaction, and matching).

CONDITIONAL SESSION: The Conditional Session accepts Conditional Orders, IOC orders and Day orders. Conditional Orders, IOC orders and Day orders may be market, limit or pegged order types (as described in Part III, Item 7) and may only be transmitted to the Conditional Session via ~~Experts~~Instinet Algorithms or the ILLC SOR. Direct Subscribers do not have access to the Conditional Session.

Conditional Orders rest in the Conditional Session but are neither firm nor executable. Orders sent to the Conditional Session designated as "IOC" or "Day" orders are firm and executable. Orders sent to the Conditional Session do not interact with orders resting in any other CBX Crossing Session; orders are not routed from one CBX crossing session to another. Conditional orders must contain, symbol, side, quantity and price instruction information. The transmission, receipt, and responses related to Firm-Up messages are automated and occur in in sub-second times.

When contra-side Conditional Orders rest in the Conditional Session or when one or more Conditional Orders and a contra-side IOC or Day order rest in the Conditional Session such that there is a potential match, CBX will send a Firm-Up request to the algorithm that entered the Conditional Order. When multiple Conditional Orders are present on the same side, CBX will transmit the invitation to Firm-Up to one or more Conditional Orders based on price and time priority and the shares available in the contra side order. CBX will utilize any limit price, Peg and Peg Offset instructions when determining price. For an execution to occur, the algorithm that has entered a Conditional Order and received a Firm-Up request, must respond to the request by transmitting an IOC or Day order.

Conditional Session executions may occur when Conditional Session IOC orders interact with contra-side Conditional Session Day orders or Conditional Session Day orders interact with contra-side Conditional Session Day orders. Conditional Session IOC and Day orders are prioritized based on price and time priority. CBX will utilize any limit price, Peg and Peg Offset instructions when determining price. Orders deemed to be removing liquidity from CBX will receive all available price improvement. For two given orders, the order viewed by the Conditional Session as having been received first will be deemed to be adding liquidity. If the ILLC SOR or an ILLC ~~Experts~~Instinet Algorithms strategy modifies the terms of a Conditional Order or Day order, the modified order will receive a new entry time at the time of the modification.

See Part III, Item 7 and Part III, Item 11 for more information regarding Conditional Orders and the Conditional Session.

MAIN SESSION, VWAP CROSS AND MOC CROSSES: The Main Session, VWAP Cross and MOC Crosses do not send or receive any conditional orders, IOIs or actionable IOIs.

b. *If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

CONDITIONAL SESSION: The Conditional Session is not available to Direct Subscribers of the ATS. The terms and conditions governing conditional orders are the same for all Indirect Subscribers and the Broker-Dealer   Operator.

MAIN SESSION, VWAP CROSS AND MOC CROSSES: The Main Session, VWAP Cross and MOC Crosses do not send or receive any conditional orders, IOIs or actionable IOIs. This is applicable to all Subscribers and the Broker-Dealer Operator.

Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

CBX consists of multiple independent crossing sessions, the CBX Main Crossing Session, the CBX Conditional Crossing Session, the CBX VWAP Crossing Session, and the CBX MOC Crossing Session. Subscribers may transmit trading interest to one or more of these Crossing Sessions. All NMS Stocks are eligible for trading on CBX. Orders in one CBX crossing session do not interact with the orders or trading interest within another CBX crossing session. The VWAP and MOC Crosses were previously operated by ILLC as part of the Instinet Crossing ATS. Changes to the operation of the ATS subject to this amendment related to the operation of the VWAP and MOC Crosses within CBX will be implemented the day after ILLC ceases operation of the Instinet Crossing ATS.

MAIN SESSION: The Main Session allows Subscribers to enter orders in equity securities for prioritization and interaction with orders of other CBX Subscribers who have also submitted orders to the Main Session for possible matching and execution. The Main Session matches orders on a continuous basis during its hours of operation. The Main Session does not permit the execution of orders outside the NBBO nor does it permit the execution of

orders when the NBBO is locked or crossed. Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers (further discussed in Part III Items 13 and 14). The Taker Tier function is only available in the Main Session.

CONDITIONAL SESSION: The Conditional Session accepts Conditional Orders, IOC orders and Day orders. Conditional Orders, IOC orders and Day orders may only be transmitted to the Conditional Session via ~~Experts~~Instinet Algorithms or the ILLC SOR. Direct Subscribers do not have access to the Conditional Session. Conditional Orders rest in the Conditional Session but are neither firm nor executable. Conditional Session IOC orders and Day orders are firm and executable. See Part III, Item 7 and Item 9 for more information regarding Conditional Session IOC and Day orders and Conditional Orders. The Conditional Session matches orders on a continuous basis during its hours of operation. The Conditional Session does not permit the execution of orders outside the NBBO nor does it permit the execution of orders when the NBBO is locked or crossed.

VWAP AND MOC CROSSES (GENERALLY): The VWAP and MOC Crosses are non-price discovery trading services. The VWAP Cross only accepts VWAP orders (i.e., Subscribers send orders to the VWAP Cross without a set limit price which, upon receiving a match for a given order, will receive an indicative fill priced at the midpoint of the symbol's NBBO). The MOC Crosses only accept market-on-close orders. The VWAP and MOC Crosses only accept orders with a time-in-force instruction of "day." The VWAP and MOC Crosses were previously operated by ILLC as part of the Instinet Crossing ATS.

VWAP CROSS: The VWAP Cross comprises a whole-day session that matches buy and sell orders entered by Subscribers prior to the opening of the regular trading session in U.S. markets. The VWAP Cross occurs at or near 9:00 a.m., Eastern Time. Order imbalance information for the VWAP Cross is not disseminated.

Orders entered into the VWAP Cross are matched on a pro rata basis. Subscribers may elect to receive preliminary execution reports after the VWAP Cross, indicating the number of shares that have matched in the VWAP Cross.

Upon receiving a match for a given order, Subscribers will receive an indicative fill priced at the midpoint of the symbol's NBBO. After the close of the primary trading session in the relevant U.S. market, the volume-weighted average price is calculated and Subscribers receive a report indicating the price at which their orders have been executed. ILLC calculates the VWAP price on the basis of the trading that takes place in the security during regular trading hours on the same day that the match occurs, including

opening auctions and closing auctions (See Part III, Item 7 above and Part III, Item 11(c) below for additional detail regarding VWAP Calculation).

Subscribers may indicate either a Buy Cash Constraint or a Sell Cash Constraint associated with an order or group of orders entered into the VWAP Cross, based on the midpoint of the prior day's closing price. (See also part III, Item 7)

MOC CROSSES: The MOC Crosses consists of three (3) different crossing sessions: a NASDAQ Cross, an ARCA Cross, and a NYSE Cross.

Each MOC Cross occurs two minutes prior to the relevant exchange's cutoff time for accepting Market On Close orders. Currently, the NASDAQ Cross occurs at or near 3:53:00 p.m. (at or near 12:53:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Currently, the ARCA Cross occurs at or near 3:57:00 p.m. (at or near 12:57:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Currently, the NYSE Cross occurs at or near 3:48:00 p.m. (at or near 12:48:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Order imbalance information is not disseminated. The MOC Crosses do not accept Sell Short orders.

Orders entered into the MOC Crosses are matched on a pro rata basis. Unmatched interest will either be cancelled back to the Subscriber or SOR, as applicable. Subscribers may elect to receive preliminary execution reports indicating the number of shares that have matched on a security-by-security basis or for all orders submitted to the MOC Crosses. The execution price of all orders matched in a MOC Cross is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange, if any..

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

MAIN SESSION: Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers (further discussed in Part III Items 13 and 14). The Taker Tier function is only available in the Main Session.

CONDITIONAL SESSION: The Conditional Session is not available to Direct Subscribers of the ATS. The means and facilities identified in Part III, Item 11(a) are the same for all Indirect Subscribers and the Broker-Dealer

Operator.

VWAP AND MOC CROSSES: Regarding the VWAP and MOC Crosses, the means and facilities identified in Part III, Item 11(a) are the same for all Subscribers and the Broker-Dealer Operator.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

MAIN SESSION ORDER INTERACTION: The Main Session allocates, matches, and executes orders using price/time priority, subject to the terms of the orders. The Main Session matches eligible orders on a continuous basis during its hours of operation based on the pricing and priority rules outlined above. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity, the ATS will treat the order originally received first as having priority; no two orders can enter the Main Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders. The Main Session does not permit the execution of orders when the NBBO is locked or crossed.

MAIN SESSION PRICE IMPROVEMENT: Orders deemed to be removing liquidity from CBX will receive all available price improvement. For two given orders, the order viewed by the Main Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. As noted below, there is no mechanism for price improvement for orders executed in the VWAP or MOC Crosses.

MAIN SESSION PRICE PROTECTION: CBX offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders submitted to the Main Session may be pegged to the NBB, NBO or to the midpoint of the NBBO. As noted below, there is no mechanism for price protection for orders executed in the VWAP or MOC Crosses.

MAIN SESSION COUNTERPARTY TIERING: For orders submitted to the Main Session, Subscribers may use CBX's counterparty tiering functionality to restrict eligible counterparties on an order-by-order basis. Specifically, Direct Subscribers may designate their liquidity-adding orders, and ILLC

may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers. Taker Tier restrictions operate whenever an order would be deemed to add liquidity; the instruction is disregarded when an order would be deemed to remove liquidity (see Part III Items 13 and 14 for additional information). The counterparty tiering functionality is only available in the Main Session.

CONDITIONAL SESSION ORDER INTERACTION: The Conditional Session accepts Conditional Orders, IOC orders and Day orders. Conditional Orders, IOC orders and Day orders may only be transmitted to the Conditional Session via ~~Experts~~Instinet Algorithms or the ILLC SOR. Direct Subscribers do not have access to the Conditional Session. Conditional Orders rest in the Conditional Session but are neither firm nor executable. Conditional Session IOC orders and Day orders are firm and executable. Conditional Session Conditional Orders, IOC orders and Day orders do not interact with orders resting in any other CBX crossing session; orders are not routed from one CBX crossing session to another.

When contra-side Conditional Orders rest in the Conditional Session or when one or more Conditional Orders and a contra-side IOC or Day order rest in the conditional session such that there is a potential match, CBX will send a Firm-Up request to the algorithm that entered the Conditional Order. When multiple Conditional Orders are present on the same side, CBX will transmit the invitation to Firm-Up to one or more Conditional Orders based on price and time priority and the shares available in the contra side order. CBX will utilize any limit price, Peg and Peg Offset instructions when determining price. For an execution to occur, the algorithm that has entered a Conditional Order and received a Firm-Up request must respond to the request by transmitting an IOC or Day order.

Conditional Session executions may occur when Conditional Session IOC orders interact with contra-side Conditional Session Day orders or Conditional Session Day orders interact with contra-side Conditional Session Day orders. Conditional Session IOC and Day orders are prioritized based on price and time priority. CBX will utilize any limit price, Peg and Peg Offset instructions when determining price.

CONDITIONAL SESSION PRICE IMPROVEMENT: Orders deemed to be removing liquidity from the Conditional Session will receive all available price improvement. For two given orders, the order viewed by the Conditional Session as having been received first will be deemed to be adding liquidity. If the ILLC SOR or an ILLC ~~Experts~~Instinet Algorithms strategy modifies the terms of a Conditional Order or Day order, the modified order will receive a new entry time at the time of the modification.

As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change.

CONDITIONAL SESSION PRICE PROTECTION: CBX offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders submitted to the Conditional Session may be pegged to the NBB, NBO or to the midpoint of the NBBO.

VWAP AND MOC CROSSES ORDER INTERACTION: The VWAP and MOC Crosses are all point-in-time crosses that match orders based on the pricing and priority rules outlined in Part III, Items 7(a) and 11(a). Orders entered into the VWAP Cross are matched on a pro rata basis. The MOC Cross system will first attempt to match orders entered by the same Subscriber to a MOC Cross (i.e. Subscriber priority), with any open order being matched on a pro rata size basis against any other Subscriber with an open order in the MOC Cross. For the VWAP Cross, upon receiving a match for a given order, Subscribers will receive an indicative fill priced at the midpoint of the symbol's NBBO. After the close of the primary trading session in the relevant U.S. market, ILLC calculates the volume-weighted average price and Subscribers receive a report indicating the price at which their orders have been executed (See discussion regarding the VWAP Calculation below). The execution price of all orders matched in a MOC Cross is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange. The VWAP and MOC Crosses do not permit the execution of orders when the NBBO is locked or crossed.

ILLC calculates the execution prices of VWAP Cross transactions by using price, quantity, and sale condition data from trades disseminated by the SIP (i.e., the Consolidated Tape System ("**CTS**") for Tape A and B securities and the Unlisted Trading Privileges ("**UTP**") Plan for Tape C securities). Sale condition data is used to determine whether a transaction is eligible or ineligible for inclusion in Instinet's VWAP price calculations. Price and quantity information are used to calculate the ultimate VWAP Cross execution prices.

SIP trades with the following sale conditions are excluded from the calculation: Average Price Trade; Cash Trade (same day settlement); Market Center Official Close; Next Day Trade (next day settlement); Market Center Official Open; Seller's Option (irregular settlement); Extended Hours Trade; Extended Hours Sold (out of sequence); Contingent Trade; Derivatively Priced; Qualified Contingent Trade; and Corrected Consolidated Close Price as per Listing Market (collectively "Sale Conditions").

Odd lot trades are eligible for inclusion in ILLC's VWAP price calculations absent one of the above listed Sale Conditions.

For each security receiving an indicative fill in the VWAP Cross, ILLC calculates the VWAP execution price in the following manner: the notional values (price*quantity) of each eligible transaction for a security are added to

determine the security's total notional value executed during the trading day ("**TNV**"). The share quantities of each eligible transaction are added to determine the security's total shares traded ("**TST**"). The execution price for each security receiving an indicative fill in the VWAP Cross is equal to the security's TNV divided by the security's TST.

Trading halts or pauses do not impact the calculation of the VWAP execution prices.

VWAP AND MOC CROSSES PRICE IMPROVEMENT/PROTECTION: There is no mechanism for price improvement or price protection for orders executed in the VWAP or MOC Crosses.

SHORT SALES (ALL CROSSING SESSIONS): CBX is designed to operate in compliance with the requirements of Reg. SHO when accepting or executing orders. Accordingly, once a circuit breaker has been triggered, the Rule 201 price test restriction will apply to short sale orders in that security for the remainder of the day and the following day, unless an exemption applies. CBX accepts orders marked "short exempt" from broker-dealer Subscribers. Such orders will be permitted to execute at the NBB when a circuit breaker is in effect. In the event the NBB is suspended or otherwise unavailable, such orders will be rejected.

EXECUTION ERRORS (ALL CROSSING SESSIONS): For bona fide errors (as defined in FINRA Rule 6191) and other general errors made by ILLC or a client, ILLC handles execution errors occurring within the ATS in accordance with the Firm's internal policies and procedures (the "Error Procedures"). The Error Procedures require that a relevant Principal or delegate be notified of any error occurring within the ATS. For general errors (e.g., technology, administrative) ILLC will determine the best course of action, including cancelling both sides of the erroneous trade, based on internal policy and, on a case-by-case basis, the facts and circumstances of each error. ILLC handles executions at clearly erroneous prices in accordance with the applicable rules of the SRO, including FINRA Rule 11891. Following a determination of erroneous trading by one or more SROs, ILLC will cancel any contemporaneous erroneous trade executed in the ATS.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only broker-dealer subscribers may submit orders as short-sell exempt.

Item 13: Segmentation; Notice

    a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

    ☒ *Yes*   ☐ *No*

    If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

    MAIN SESSION SEGMENTATION (GENERALLY): ILLC segments Direct Subscribers' orders into three distinct Taker Tiers based upon the results of an objective post-trade analysis of the Subscriber's executed orders that were deemed to remove liquidity in the Main Session during a prior period (the "Mark-Out Analysis," further discussed below). The Taker Tier function is only available in the Main Session.

    ILLC does not segment the order flow of Indirect Subscribers. All Indirect Subscribers are assigned to Taker Tier 1.

    MARK-OUT ANALYSIS: ILLC calculates a price movement metric based on the midpoint price of the relevant security at the time of execution and a weighted average of the security's midpoint prices at various times after the fill (e.g., one second, ten seconds, 60 seconds) (the "Mark-Out"). On a monthly basis, ILLC calculates the average Mark-Out for each Direct Subscriber (or, as further discussed below, for each segment of the Direct Subscriber's order flow directed to the Main Session) based on the Subscriber's orders that were deemed to remove liquidity from the Main Session during the prior three (3) calendar months. For two given orders, the order viewed as having been received first will be deemed to be adding liquidity. As noted above, for orders in the Main Session, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. Executions occurring before or after market hours are excluded from the calculations, and executions that are anomalous due to unusual market movements (e.g. when a spread or a Mark-Out spread exceeds 5% of the execution price or when the market is crossed at the time of one or more of the post trade Mark-Outs) may also be excluded from the calculations.

    By default, ILLC performs a Mark-Out Analysis (and corresponding Taker Tier segmentation) at the MPID level for Direct Subscribers that are broker-

dealers, and at the Subscriber account level for Direct Subscribers that are not broker-dealers. Alternatively, Direct Subscribers may request that ILLC perform the Mark-Out Analysis related to their orders on a FlowID level, as described below.

Direct Subscribers may elect to have ILLC perform the Mark-Out Analysis related to their orders based upon one or more FlowIDs. A FlowID is an identifier that a ~~the~~ Main Session Direct Subscriber may choose to apply to all or a subset of the Direct Subscriber's the Main Session order flow for the purposes of performing the Mark-Out Analysis. Direct Subscribers are not required to utilize Flow IDs, but if they choose to do so they may designate that ILLC associate their orders with a FlowID in one of two ways. Direct Subscribers may utilize a FIX tag to designate a FlowID on an order by order basis; or Direct Subscribers may designate that one or more of their FIX connections be associated with a FlowID. In either case, each order message transmitted by a Direct Subscriber that chooses to utilize FlowIDs will be associated with a maximum of one (1) FlowID.

Where a Direct Subscriber has requested that ILLC associate its order flow with one or more FlowIDs, Taker Tier segmentation will be assessed at the FlowID level. Direct Subscribers may utilize up to four FlowIDs on some or all of their order flow, or may choose to not utilize FlowIDs. Broker-dealer Direct Subscribers may utilize more than one FlowID for each MPID utilized by the Subscriber. For instance, if a broker-dealer Direct Subscriber accesses the Main Session through two (2) MPIDs, that broker-dealer Direct Subscriber may utilize up to four FlowIDs for each MPID (that is, up to eight (8) FlowIDs in total). Any Direct Subscriber that accesses the Main Session via direct-FIX connection may utilize the FlowIDs by FIX tag or connection. ILLC may ignore a FlowID created intra-month, or where a FlowID does not otherwise have sufficient volume associated with it, when assessing the Subscriber's Taker Tier, and will aggregate that flow under an existing FlowID.

ILLC does not perform a Mark-Out Analysis for Indirect Subscribers. Accordingly, ILLC does not segment Indirect Subscribers. All Indirect Subscribers are assigned to Taker Tier 1. The Taker Tier function is only available in the Main Session.

MAIN SESSION TAKER TIERS: ILLC assigns Taker Tiers by sorting Direct Subscribers (or the relevant portion of the Subscriber's order flow) by their Mark-Out scores. The three Taker Tiers are called "1" or Low Impact, "2" or Medium Impact, and "3" or High Impact. Taker Tier 1 contains Subscribers who exhibit the lowest Mark-Out scores (that is, stocks tend to exhibit the least amount of movement in the NBBO over the post-trade Mark-Out time horizons in the removing Subscriber's favor) relative to other Subscribers' liquidity removing flow, and the Taker Tier 3 contains Subscribers who exhibit the highest Mark-Out scores relative to other

Subscribers' taking flow. When a new Direct Subscriber is on-boarded, ILLC will assign the Subscriber a Taker Tier based on ILLC's subjective judgement regarding the expected nature of the Subscribers' order flow. ILLC may periodically reassess and modify the metrics (e.g. Mark-Out time durations, weightings, etc.) used to determine the Taker Tiers.

CBX, by default, will allow a Subscriber's orders to interact with orders from any Subscriber. However, Subscribers may, subject to the below, designate their Main Session liquidity-adding orders as only eligible to interact with the Main Session orders of Subscribers in specific Taker Tiers (see Part III Section 13 for additional information regarding Taker Tiers). Note that a Taker Tier restriction only applies when the Subscriber's order is deemed to add liquidity and is only available in the Main Session. For instance, where Subscriber A designates its liquidity-adding orders as only eligible to interact with Taker Tier 1 orders, Subscriber A's order may nevertheless interact with Taker Tiers 2 and 3 when Subscriber A's order is deemed to remove liquidity.

Direct Subscribers may designate their Main Session liquidity-adding orders as only eligible to interact with one or more Taker Tiers through the use of a unique FIX tag. Indirect Subscribers may not designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers. However, the Indirect Subscriber's manner of order entry to the Main Session (e.g., SOR or ~~Experts~~Instinet Algorithms) as well as the specific SOR configuration or ~~Experts~~Instinet Algorithms strategy utilized, may include instructions that limit the Taker Tier(s) with which a liquidity providing order may interact. Such order instructions are made at ILLC's sole discretion.

CONDITIONAL SESSION, VWAP AND MOC CROSSES: Orders and trading interest in the Conditional Session or the VWAP and MOC Crosses are not segmented into categories, classifications, tiers, or levels.

b. *If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

MAIN SESSION: Direct Subscribers may designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers through the use of a unique FIX tag. Indirect Subscribers may not designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers. However, the Indirect Subscriber's manner of order entry to the Main Session (e.g., SOR or ~~Experts~~Instinet Algorithms) as well as the specific SOR configuration or ~~Experts~~Instinet Algorithms strategy utilized, may include instructions that limit the Taker Tier(s) with which a liquidity providing order may interact. Such order instructions are made at ILLC's sole discretion.

CONDITIONAL SESSION, VWAP AND MOC CROSSES: Orders and trading interest in the Conditional Session or the VWAP and MOC Crosses are not segmented into categories, classifications, tiers, or levels.

c. *Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?*

☐ *Yes* ☒ *No*

d. *If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?*

☒ *Yes* ☐ *No*

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

MAIN SESSION: Upon written request, ILLC will inform a Subscriber of its designated Taker Tier(s) for its order flow to the Main Session. A Subscriber cannot contest its designated Taker Tier.

CONDITIONAL SESSION, VWAP AND MOC CROSSES: Orders and trading interest in the Conditional Session and the VWAP and MOC Crosses are not segmented into categories, classifications, tiers, or levels.

e. *If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.

Item 15: Display

a. *Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?*

☐ *Yes* ☒ *No*

b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*

☒ *Yes* ☐ *No*

If yes, explain the display procedures, including how and when Subscriber

orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

MAIN SESSION, VWAP CROSS, AND MOC CROSSES: Subscriber orders and trading interest bound for or resting in the Main Session, the VWAP Cross, or the MOC Cross are not displayed.

CONDITIONAL SESSION: For the Conditional Session, when there is a potential match, the ATS will send a Firm-Up message, which includes symbol, side, size and price of the contra-side interest. This information is only sent to the ILLC ~~Experts~~<ins>Instinet Algorithms</ins>. Direct Subscribers are not eligible to send orders to the Conditional Session. The transmission, receipt, and responses related to Firm-Up messages are automated and occur in in sub-second times.

c. *If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

APPLICABLE TO ALL CROSSING SESSIONS: Subscribers are not charged fees to access CBX (e.g., monthly access fees, hookup fees, port fees, or connection fees). ILLC charges Subscribers per share fees for executions in CBX. Per share fees are not standardized, are individually negotiated, and may differ depending on the means of accessing the ATS (i.e., Direct vs Indirect).

The fee associated with CBX may vary within the relevant ranges below based on whether the Subscriber elects All-In or Cost Plus pricing, the Subscriber's trading volume and order characteristics (e.g., order capacity, adding or removing liquidity, whether the orders generally meet the definition of a "Retail Investor Order" under FINRA Rule 6191), and or the level of service required by each client, including, but not limited to, whether a client will utilize ILLC execution services, research services, analytics tools,

Instinet ~~Experts~~Algorithms, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing.

MAIN SESSION: Per share fees charged to Direct Subscribers accessing the Main Session through a direct connection (rather than through an Instinet Trading Product or by submitting their order flow to an Instinet Trading Desk) range between $0.00 and $0.025.

CONDITIONAL SESSION: Per share fees charged to Indirect Subscribers accessing the Conditional Session through an Instinet Trading Product or by submitting their order flow to an Instinet Trading Desk range between $0.00 and $0.025.

VWAP CROSS: For Direct Subscriber order flow to the VWAP Cross, Subscribers are charged fees in the range of $0.00015 - $0.0050 per share. In addition to the factors discussed above, the fee associated with the VWAP Cross may vary within the ranges above based on whether the Subscriber has elected to utilize the self-crossing feature of the VWAP Cross (the fees associated with a self-cross are individually negotiated and may vary based on the client's clearing type and is offered as a lower cost option to other market centers).

MOC CROSS: For Direct Subscriber order flow to the MOC Cross, Subscribers are charged a commission in the range of $0.0001 - $0.0010 per share.

b. *Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.*

Fees charged for Indirect Subscriber order flow (orders and trading interest routed by an Instinet Trading Product or by submitting their order flow to an Instinet Trading Desk) are not standardized and are individually negotiated.

ILLC generally operates under two pricing models, All-In and Cost Plus. Clients utilizing the All-In pricing model pay an agreed upon per-share commission regardless of destination. Under this pricing model, the cost of execution is included in the client's negotiated commission rate ($0.0001 - $0.10 per share).

Subscribers utilizing the Cost Plus model would pay the cost of execution plus commission (e.g., client would pay a fee per share for executions in CBX ? within the above stated ranges for each Crossing Session ? plus that client's individually negotiated commission). Under the Cost Plus model, ILLC

charges a $0.0001 - $0.10 per share commission in addition to the per-share fee for executions in CBX.

The variables that impact pricing include the expected trading volume of the Subscriber and the level of service it requires, including, but not limited to, clearing type, whether it will utilize ILLC execution services, analytics tools, Instinet ~~Experts~~Algorithms, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing. A client's classification as broker-dealer or institutional is not considered with respect to its commission rates.

c. *Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.*

ILLC does not offer rebates or discounted fees for trading in the CBX.